UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Golden Heaven Group Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3959D109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3959D109	Page 1 of 6

1.	Names of Reporting Persons. Jin Qiong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,000,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,000,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 29.0%**
12.	Type of Reporting Person IN

*	Represents 5,000,000 Class A ordinary shares, and 10,000,000 Class A ordinary shares issuable to Jin Qiong upon the conversion of 10,000,000 Class B ordinary shares, that were indirectly held by Jin Qiong through Jinzheng Investment Co Pte. Ltd. as of December 31, 2023. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

**	Percentage of class is calculated based on 41,750,000 Class A ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 41,750,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to Jin Qiong upon the conversion of the Class B ordinary shares described above.

CUSIP No. G3959D109	Page 2 of 6

1.	Names of Reporting Persons Jinzheng Investment Co Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,000,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,000,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 29.0%**
12.	Type of Reporting Person FI

*	Represents 5,000,000 Class A ordinary shares, and 10,000,000 Class A ordinary shares issuable to Jinzheng Investment Co Pte. Ltd. upon the conversion of 10,000,000 Class B ordinary shares, that were held by Jinzheng Investment Co Pte. Ltd. as of December 31, 2023. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

**	Percentage of class is calculated based on 41,750,000 Class A ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 41,750,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to Jinzheng Investment Co Pte. Ltd. upon the conversion of the Class B ordinary shares described above.

CUSIP No. G3959D109	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Golden Heaven Group Holdings Ltd.

(b) Address of Issuer’s Principal Executive Offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

ITEM 2.

2(a) Name of Person Filing:

Jin Qiong

Jinzheng Investment Co Pte. Ltd.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Jin Qiong: Room 303, Unit 1, 31 Renmin Road, Yanping District, Nanping City, Fujian Province, China 353099

Business address of Jinzheng Investment Co Pte. Ltd.: 34 Toh Guan Road East, #01-15, Enterprise Hub, Singapore 608579

2(c) Citizenship:

Jin Qiong: China

Jinzheng Investment Co Pte. Ltd.: Singapore

2(d) Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

2(e) CUSIP Number:

G3959D109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G3959D109	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G3959D109	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

By:	/s/ Jin Qiong
Name:	Jin Qiong

Jinzheng Investment Co Pte. Ltd.

By:	/s/ Jin Qiong
Name:	Jin Qiong
Title:	Sole shareholder

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G3959D109	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement